September 14, 2010

Via International Mail and Facsimile (519-746-1984)

J. Scott Pagan
Executive Vice President of Corporate Development,
General Counsel and Corporate Secretary
The Descartes Systems Group Inc.
120 Randall Drive, Waterloo, Ontario, Canada N2V 1C6

> **Re:** **The Descartes Systems Group Inc.**
> **Form 40-F for the Fiscal Year Ended January 31, 2010**
> **Filed April 30, 2010**
> **File No. 0-29970**
> **Response Letter Dated September 8, 2010**

Dear Mr. Pagan:

We have reviewed your response letter dated September 8, 2010, and we have the following comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1. Please tell us whether your Roadshow product, which was sold into Sudan, involves any materials, technology, or labor of U. S. origin. If so, discuss your compliance with the U.S. Sudanese Sanctions Regulations.

2. Please discuss the materiality of your contacts with Cuba and Sudan and whether those contacts constitute a material investment risk for your security holders. You should address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba and Sudan.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

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Please understand that we may have additional comments after we review your response to our comments. Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 if you have any questions about the comments or our review.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance